

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Michael Ferrantino
Chief Executive Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

> **Re: The LGL Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2022**
> **File No. 001-00106**

Dear Mr. Ferrantino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on February 14, 2022

General

1. Please update your filing to include the information required by Item 13 and Item 14 of Schedule 14A, as it relates to the spin-off transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing